Exhibit 99.1

May 11, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that the board of directors of Grupo Financiero Galicia S.A. (the “Company”) has authorized (a) the appointment of Mr. Diego H. Rivas as Chief Finance and Compliance Officer of the Company, to replace Mr. Bruno Folino, and (b) the appointment of Mr. Bruno Folino as Chief Risk Officer of the Company, to replace Mr. Diego H. Rivas.

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which such Spanish document shall govern in all respects, including with respect to any matters of interpretation.